										OMB APPROVAL
										OMB Number:3235-0145
										Expires: August 31, 1999
										Estimated average burden
										hours per form 14.90

						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D
			Under the Securities Exchange Act of 1934
					  (Amendment No. *)

			  Metromedia International Group, Inc.
					   (Name of Issuer)

					    Common Stock
				(Title of Class of Securities)

						591695101
					   (CUSIP Number)

					    Neil J. Koren
				 Shartsis Friese & Ginsburg LLP
				 One Maritime Plaza, 18th Floor
					San Francisco, CA 94111
					(415) 421-6500
	  (Name, Address and Telephone Number of Person Authorized to
			  Receive Notices and Communications)

						May 30, 2000
		(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /X/.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)

CUSIP No. 591695101				13D				Page 2 of 9 Pages

--------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Snyder Capital Management, L.P.
--------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X/
												(b)		/ /
--------------------------------------------------------------------------
3	SEC USE ONLY
--------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF
--------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
--------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
--------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				140,900
   BENEFICIALLY		-------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				6,595,400
    REPORTING			-------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				7,385,200
					-------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						0
--------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	7,385,200
--------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
--------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	7.85
--------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	PN, IA

CUSIP No. 591695101				13D				Page 3 of 9 Pages

--------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Snyder Capital Management, Inc.
--------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X/
												(b)		/ /
--------------------------------------------------------------------------
3	SEC USE ONLY
--------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF
--------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
--------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
--------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				140,900
   BENEFICIALLY		-------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				6,595,400
    REPORTING			-------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				7,385,200
					-------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						0
--------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	7,385,200
--------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
--------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	7.85
--------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	CO

CUSIP No. 591695101				13D				Page 4 of 9 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Metromedia International Group, Inc. (the "Issuer"). The principal executive office of the Issuer is located at One Meadowlands Plaza, East Rutherford, NJ 07073-2137.


ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

	(a)	The names of the persons filing this statement are Snyder Capital
Management, L.P. ("SCMLP") and Snyder Capital Management, Inc. ("SCMI") (collectively, the "Filers"). Persons enumerated in Instruction C of
Schedule 13D are Alan Barry Snyder ("Snyder"), Walter Niemasik, Jr. ("Niemasik"), Margot Thorington Murtaugh ("Murtaugh"), Robert James Stanton ("Stanton"), Steven James Block ("Block"), Peter Stuart Voss ("Voss"), Susan Roberta Katz-Snyder ("Katz-Snyder") and Sherry Ann Umberfield ("Umberfield") (collectively, with the Filers, the "Named Persons").

		Both SCMLP and SCMI are wholly owned by Nvest Companies, L.P. ("Nvest Companies"), a limited partnership affiliated with Nvest, L.P., a publicly traded limited partnership. The general partner of Nvest, L.P. and the managing general partner of Nvest Companies is an indirect, wholly owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). As of March 31, 1998, MetLife beneficially owned all of the general partner interests in Nvest Companies and Nvest, L.P. and, in the aggregate, general partner and limited partner interests in Nvest Companies and Nvest, L.P. representing approximately 47% of the economic interests in the business of Nvest Companies.

		SCMI and Nvest Companies operate under an understanding that all investment and voting decisions regarding managed accounts are to be made by SCMI and SCMLP and not by Nvest Companies or any entity controlling Nvest Companies. Accordingly, SCMI and SCMLP do not consider Nvest Companies or any entity controlling Nvest Companies to have any direct or indirect control over the securities held in managed accounts.

	(b)	The business address of SCMLP, SCMI, Snyder, Niemasik, Murtaugh,
Stanton, Block and Katz-Snyder is 350 California Street, San Francisco, CA 94104. The business address of Voss, Umberfield, Nvest Companies and Nvest, L.P. is 399 Boylston Street, Boston, MA 02116. The business address of
MetLife is One Madison Avenue, New York, New York 10010.

CUSIP No. 591695101				13D				Page 5 of 9 Pages

	(c)	SCMLP is an investment adviser registered under the Investment
Advisers Act of 1940. SCMI is the sole general partner of SCMLP. Snyder is the President of SCMI. Niemasik, Murtaugh, Stanton and Block are the Vice Presidents of SCMI. Snyder, Niemasik, Voss, Katz-Snyder and Umberfield are the directors of SCMI. Voss and Umberfield are also the President and Executive Vice President, respectively, of Nvest Companies.

	(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	SCMLP is a Delaware limited partnership.  SCMI is a Delaware corporation. Snyder, Niemasik, Murtaugh, Stanton, Block, Voss, Katz-Snyder and Umberfield are all citizens of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:


Purchaser		Source of Funds			Amount

SCMLP		Funds Under Management*		$1,876,611,576

* Represents funds of SCMLP's advisory clients invested in the Stock.

ITEM 4.	PURPOSE OF TRANSACTION.

SCMLP has been holding a position in the Stock for several years, and has concluded that the Issuer's management and Board of Directors have been totally remiss in delivering value to shareholders. The substantial decline in the stock price since 1998, which places the current price at only twenty-two percent of what it was two years ago, has led SCMLP to strongly question the direction of the Issuer and the commitment of the Issuer to its shareholders. Since late 1999, the Stock is essentially unchanged in the face of gains ranging from a double to more than a triple in the stocks of comparable companies such as Golden Telecom, Rostelecom and Vimpel Communications.

CUSIP No. 591695101				13D				Page 6 of 9 Pages

Consequently, in light of the abysmal performance record of the Issuer's management and Board, SCMLP urges the Issuer to undertake at a minimum the following actions as quickly as possible:

1.	Negotiate a waiver of debt restrictions and institute a substantial share repurchase (through a "Dutch Auction" process) with current cash on hand as well as part of the cash proceeds recently received from China. Such a plan should encompass a minimum of $50-$75 million.

2.	Sell or spin off the Snapper business.

3.	Sell or spin off the Issuer's paging business.

4.	Sell or spin off the Issuer's radio properties.

5.	Immediately file to bring the company's China internet properties public in an underwritten IPO (initial public offering) in the U.S. through a major investment banking firm.

6.	Hire a credible professional investor relations firm (with experience and clients in the media/communications businesses) which has the full and complete support of management and the Board in getting information about developments at the Issuer to the investment community promptly and fully.

7.	Have management commit to promptly respond to valid inquiries concerning the business, whether from shareholders, analysts, brokers, or media representatives.

8.	Immediately institute a regular program of shareholder relations, including the holding of quarterly earnings telephone conference calls.

9.	Commit to placing several new members on the Board of Directors who are truly independent.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) To the knowledge of the Filers, the beneficial ownership of the Stock by the Named Persons in Item 2 of this statement is as follows at the date hereof:

	    Aggregate
	    Beneficially  Owned   Voting	Power	   Dispositive	Power
Name     Number       Percent	 Sole		Shared	Sole		Shared

SCMLP    7,385,200     7.85%   140,900  6,595,400  7,385,200	  -0-
SCMI	    7,385,200     7.85%   140,900  6,595,400  7,385,200	  -0-
Snyder     114,731      .01%   114,731	  -0-		  114,731	  -0-
Niemasik    -0-			0%		-0-	  -0-		   -0-	  -0-
Murtaugh    -0-			0%		-0-	  -0-		   -0-	  -0-
Stanton     -0-			0%		-0-	  -0-		   -0-	  -0-
Block		    1,270	  .001%	  1,270	  -0-		  1,270	  -0-

CUSIP No. 591695101				13D				Page 7 of 9 Pages

Voss        -0-			-0-	  -0-		    -0-	  -0-	    -0-
Katz-Snyder -0-			-0-	  -0-		    -0-	  -0-	    -0-
Umberfield  -0-			-0-	  -0-		    -0-	  -0-	    -0-


The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since March 5, 2000:


		Purchase				Number		Price
Name		or Sale		Date		of Shares		Per Share

SCMLP		P		3/6/00	65,000		$7.026
SCMLP		P		3/24/00	39,000		$7.988
SCMLP		P		4/13/00	13,400		$5.113
SCMLP		P		4/14/00	18,900		$4.925


ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

SCMLP is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the various securities in which their assets are invested, including the Stock. Depending on SCMLP's agreements with each advisory client, the client may have no right, a shared right or an exclusive right to direct the voting of the Stock.

CUSIP No. 591695101				13D				Page 8 of 9 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

A.	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

	After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:	May __, 2000


SNYDER CAPITAL MANAGEMENT, L.P.

By:	Snyder Capital Management, Inc.
	General Partner


	By:
		Steven J. Block
		Vice President


SNYDER CAPITAL MANAGEMENT, INC.


By:
	Steven J. Block
	Vice President

CUSIP No. 591695101				13D				Page 9 of 9 Pages


												EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Metromedia International Group, Inc. For that purpose, the undersigned hereby constitute and appoint Snyder Capital Management, L.P., a Delaware limited partnership, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:	May ___, 2000


Snyder Capital Management, L.P.

By:	Snyder Capital Management, Inc., General Partner


	By:
		Steven J. Block, Vice President


Snyder Capital Management, Inc.


By:
	Steven J. Block, Vice President



NJK\3321\002\1098222.01